Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 12, 2014

BY EDGAR AND COURIER

Mr. Michael Volley
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NBT Bancorp Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014
Filed August 11, 2014
File No. 000-14703

Dear Mr. Volley:

On behalf of NBT Bancorp, Inc. (the “Company”), this letter is in response to your letter, dated September 2, 2014 (the “Comment Letter”), to Michael J. Chewens, relating to the Company’s filings on Forms 10-K for the fiscal year ended December 31, 2013 (the “10-K”) and 10-Q for the fiscal quarter ended June 30, 2014 (the “10-Q”), as filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2014 and August 11, 2014, respectively.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.             Given the significant impact the acquisition of Alliance Financial Corporation has had on your credit metrics and trends, please revise future filings to discuss the following:

a.            How your accounting for acquired loans impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted (e.g. the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

b.            Clearly disclose how you classify acquired loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition. For example, discuss if loans on non-accrual status at the time of acquisition continue to be disclosed as non-accrual loans in your disclosures.

Securities and Exchange Commission	-2-	September 12, 2014

In your response, please provide us your draft disclosure

Response:  In future filings the Company will include additional disclosure regarding the impact of significant acquisitions on the Company’s credit metrics and trends, including (a) how the accounting for acquired loans impacts the Company’s credit metrics and trends, specifically identifying the credit metrics and trends most impacted and discussing the comparability between periods and with other institutions and (b) how the Company classified acquired loans as non-accrual, impaired, loans greater than 90 days accruing, or as troubled debt restructuring immediately after acquisition.

As of December 31, 2013, the Company had two acquired commercial loan relationships that were credit-impaired and which did not significantly impact the credit metrics and trends of the Company.

The following is a draft of our disclosure that would be incorporated into the Management Discussion and Analysis in response to comment 1:

For acquired loans that are not deemed to be impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value and amortized over the life of the asset.

As a result of the application of this accounting methodology, certain credit-related ratios  may not necessarily be directly comparable with periods prior to the acquisition, or comparable with other institutions. The credit metrics most impacted by our acquisition of loans related to the Alliance Financial Corporation (“Alliance”) merger were the allowance for loans losses to total loans,  and total allowance for loan losses to nonperforming loans.  As of December 31, 2013, the allowance for loan losses to total originated loans and the total allowance for loan losses to originated nonperforming loans were 1.55% and 184.96%, respectively.

Loans acquired from Alliance that were not deemed to be impaired at acquisition and were classified as non-accrual and greater than 90 days past due and still accruing prior to acquisition, continued to be classified as non-accrual and 90 days past due and still accruing immediately after the acquisition.  Loans acquired from Alliance that were classified as troubled debt restructurings prior to acquisition are no longer classified as such immediately following the acquisition. Acquired credit impaired loans from the Alliance acquisition were not classified non-accrual, even though they may be contractually past due, because we expect to fully collect the recorded investment of such loans.

Financial Statements

Note (4) Loans, page 81

2.            Please revise future filings to include the disclosure required by ASC 310-30-50-(2)(a.2) for your acquired loans. In your response, please provide us your draft disclosure as of December 31, 2013 and June 30, 2014.

Response:  The Company evaluated the disclosures for loans acquired with deteriorated credit quality required by ASC 310-30-50-(2)(2a).  As of December 31, 2013 and June 30, 2014, the Company had two commercial loan relationships acquired with deteriorated credit at the end of each reporting period and the amount of accretable yield related to these to loans at the date of acquisition, as of December 31, 2013 and June 30, 2014, was not material. Therefore, the Company did not include those disclosures in the Company’s filings.

Securities and Exchange Commission	-3-	September 12, 2014

Form 10-Q for the Quarterly Period Ended June 30, 2014

Note 11. Sale of Equity Investment

3.            We note the sale of your 20% ownership interest in Springstone Financial, LLC. Please tell us how you accounted for this investment in the periods you owned it. If you applied the equity method, please tell us how you complied with the accounting and disclosure requirements of ASC 323.

Response:  The Company’s $3 million investment, representing a 20% ownership interest in Springstone Financial, LLC, was accounted for under the cost method since our initial investment in December 2006.

*  *  *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5524. We thank you in advance for your attention to the above.

Sincerely,

/s/ Gregory F. Parisi

Gregory F. Parisi

cc:    Michael J. Chewens, NBT Bancorp, Inc.
Annette Burns, NBT Bancorp, Inc.